Exhibit 99.49

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue Queen ouest Toronto ON M5H 3S8

RECEIPT

First Cobalt Corp.

This is the receipt of the Ontario Securities Commission for Amendment No. 1 dated November 30, 2021 (amendment no. 1) to the Base Shelf Prospectus of the above Issuer dated November 26, 2020.

Amendment no. 1 has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut. A receipt for amendment no. 1 is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

November 30, 2021

Sonny Randhawa

Sonny Randhawa
Director, Corporate Finance Branch

SEDAR Project # 3138680